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IANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail
Mail Processing
Section

FEB 2 4 4

Washington DC
109

SEC FILE NUMBER
8- 48203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2009___AND ENDING___December 31, 2009___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 State Street

(No. and Street)

Springfield,	MA	01111-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. McCauley, Jr.   413-744-1332

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMPG LLP

One Financial Plaza	(Name – *if individual, state last, first, middle name*)		
755 Main Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,_____William H. McCauley, Jr._____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____MML Distributors, LLC_____, as
of_____December 31,_____, 20_09____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____   _William H. McCauley Jr._
Notary Public   Signature

                                                Asst. Vice President and CFO
                                                _____
                                                           Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MML Distributors, LLC

Table of Contents

	Page(s)
Independent Auditors' Report	1
Financial Statements as of and for the Year Ended December 31, 2009:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 10
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	11
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)	12 – 13



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Independent Auditors' Report

To the Members of
MML Distributors, LLC:

We have audited the accompanying statement of financial condition of MML Distributors, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MML Distributors, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 19, 2010

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

MML Distributors, LLC
Statement of Financial Condition
December 31, 2009
(Dollars in thousands)

Assets

Cash and cash equivalents	$	4,204
Receivables from brokers or dealers		5,512
Prepaid expenses and other		28
Total assets	$	9,744

Liabilities and Members' Equity

Payables to related parties	$	8,305
Accounts payable and accrued expenses		31
Total liabilities		8,336

Members' Equity

Members' equity		16,275
Accumulated deficit		(14,867)
Total members' equity		1,408
Total liabilities and members' equity	$	9,744

The accompanying notes are an integral part of these financial statements.

2

MML Distributors, LLC
Statement of Operations
For the Year Ended December 31, 2009
(Dollars in thousands)

Revenues

Commissions	$	14,070
Trail commissions		24,209
Distribution fees		965
Investment income		10
Total revenues		39,254

Expenses

Commission expense and distribution support	38,279
General and administrative expenses	953
Total expenses	39,232

Net income	$	22

The accompanying notes are an integral part of these financial statements.

MML Distributors, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2009
(Dollars in thousands)

	Members' Equity	Accumulated Deficit	Total Members' Equity
Balances at December 31, 2008	$ 16,275	$ (14,889)	$ 1,386
Net income	--	22	22
Balances at December 31, 2009	$ 16,275	$ (14,867)	$ 1,408

The accompanying notes are an integral part of these financial statements.

MML Distributors, LLC

Statement of Cash Flows
For the Year Ended December 31, 2009
(Dollars in thousands)

Cash flow from operating activities:

Net income	$	22
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivables from brokers or dealers		(3,268)
Prepaid expenses and other		12
Payables to related parties, net		6,090
Accounts payable and accrued expenses		(12)
Net cash provided by operating activities		2,844
Net increase in cash and cash equivalents		2,844
Cash and cash equivalents, beginning of year		1,360
Cash and cash equivalents, end of year	$	4,204

The accompanying notes are an integral part of these financial statements.

1. **Organization**

   MML Distributors, LLC (the "Company") is a limited liability company organized on November 10, 1994 under the Connecticut Limited Liability Act. The Company is owned by two members: Massachusetts Mutual Life Insurance Company ("MassMutual") with a 99% interest, and MassMutual Holding LLC, a wholly-owned subsidiary of MassMutual, with a 1% interest.

   The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is licensed as a broker/ dealer in all 50 states, Puerto Rico and the District of Columbia. The Company has entered into agreements with affiliates from which it receives commission and distribution fee income (see Note 3).

2. **Significant Accounting Policies**

   The significant accounting policies, which have been consistently applied, are as follows:

   Basis of Presentation

   The Company's financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual results could differ from those estimates.

   Recent Accounting Pronouncements

   In 2009, the Financial Accounting Standards Board ("FASB") issued guidance pertaining to the hierarchy of generally accepted accounting principles. This guidance establishes the FASB Accounting Standards Codification ("Codification") as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with U.S GAAP. Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standard documents are superseded. All other accounting literature not included in the Codification will be considered nonauthoritative. The Codification includes all accounting standards issued by a standard-setter within levels A through D of the current U.S. GAAP hierarchy, including FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF"), and other related literature. This guidance was previously issued as Statement of Financial Accounting Standards ("SFAS") No. 168, *"The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,"* and is now referred to as Accounting Standards Codification ("ASC") 105-10, *"Generally Accepted Accounting Principles."* Adoption of the Codification did not have an impact on the Company's consolidated financial statements, other than disclosures.

In May 2009, the FASB issued ASC 855-10, "Subsequent Events," which became effective for interim and annual reporting periods ending after June 15, 2009, and was applied prospectively. This guidance establishes general standards of accounting for and disclosure of events that occur subsequent to the balance sheet date but before financial statements are issued or "available to be issued." It also requires disclosure of the date through which management has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or the date the financial statements were available to be issued. In addition, it recognizes two types of subsequent events: recognized subsequent events (events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements) formerly called Type I, and non-recognized subsequent events (events that provide evidence about conditions that did not exist at the date of the balance sheet but arose subsequent to that date) formerly called Type II. The Company has adopted the disclosures required by this guidance.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash and cash equivalents. The Company invests in money market funds managed by a related party (see Note 3), which are classified as cash equivalents. Cash segregated under federal regulations, of which there was zero at December 31, 2009, includes funds held in a separate bank account for the exclusive benefit of the Company's customers, in accordance with the regulations of the SEC.

Investment Income

Investment income is recorded on an accrual basis and is disclosed separately on the Statement of Operations.

Revenue Recognition and Related Expense

Commission revenue is recorded on the trade date. Trail commission revenue, which represents asset-based 12b-1 service fees paid to the Company by open-end mutual fund companies are recognized as the revenue is earned. The expenses related to both Commissions and Trail commissions are recognized on the same basis as revenue and are included in Commission expense and distribution support.

Distribution fees, which do not have a related commission expense, are recognized in the period in which the services are performed and are reported separately with the related expenses reported in their respective line items to which they pertain on the Statement of Operations.

Fair Value of Financial Instruments – Financial instruments, which include cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes – The Company is treated as a partnership for tax reporting purposes. Therefore, no tax provision is required. Certain states require the Company to file limited liability company returns. Any taxes related to these returns are recorded in General and administrative expenses on the Statement of Operations.

3. Related-Party Transactions and Agreements

The Company is party to various related party transactions. Revenues earned and expenses incurred related to these transactions are not necessarily indicative of the amounts that would be recognized if these transactions were with a third party.

Through distribution agreements, the Company is the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual, C.M. Life Insurance Company ("C.M. Life"), a wholly owned subsidiary of MassMutual, and MML Bay State Life Insurance Company ("MML Bay State"), a wholly owned subsidiary of C. M. Life. In addition, the Company is placement agent for certain unregistered private placement life insurance and annuity contracts issued by MassMutual. Independent brokers appointed by MassMutual sell these policies and contracts for which they earn commissions. For the year ended December 31, 2009, the Company earned $11,161 in commission revenues that it reallows to broker-dealers forming the selling groups.

Additionally, the Company has entered into Principal Underwriter Agreements with the MassMutual Premier Funds, and the MassMutual Select Funds, as well as Distribution Agreements with certain share classes of the MML Series Investment Fund, and the MML Series Investment Fund II (together, the "Funds"). Through these agreements, the Company earned commissions and trail commissions from the Funds of $2,909 and $10,421, respectively, for the year ended December 31, 2009, that it reallows to broker-dealers forming the selling groups.

The Company is party to a Broker-Dealer Services Agreement with MassMutual whereby the Company provides broker-dealer services, such as order aggregation services in connection with the purchase and sale of investment company shares owned by employer sponsored retirement plans. For the year ended December 31, 2009, the Company recorded $13,788 in trail commissions related to these programs and incurred $13,788 in distribution costs related to these revenues that are payable to MassMutual.

In connection with the above agreements, the Company has recorded a payable to MassMutual of $8,268 as of December 31, 2009.

Pursuant to the distribution agreements noted above with MassMutual, C.M. Life, and MML Bay State, the Company is paid for expenses it incurs, which are included in Distribution fees on the Statement of Operations. For the year ended December 31, 2009, $965 in distribution fees were earned by the Company collectively from MassMutual, C.M. Life, and MML Bay State. As of December 31, 2009, the Company did not have a receivable from MassMutual of related to these fees.

The Company has service agreements with MassMutual and MML Investors Services, Inc. ("MMLISI"), an indirect wholly owned subsidiary of MassMutual, which provide for the performance by MassMutual and MMLISI of certain services for the Company including, but not limited to, accounting, legal, cash management, and other general corporate services. Under these service agreements, the Company pays a management fee equal to MassMutual's and MMLISI's allocated costs related to the Company. The management fee for the year ended December 31, 2009 totaled $742, of which $562 and $180 was allocated by MassMutual and MMLISI, respectively, and is included in General and administrative expenses on the Statement of Operations. As of December 31, 2009, the Company has recorded payables to MassMutual and MMLISI of $22 and $15, respectively, related to these service agreements.

At December 31, 2008, the Company has $4,092 invested in an Oppenheimer Institutional Money Market fund (the Institutional Fund), which is managed by Oppenheimer Funds, Inc. ("OFI"). This investment is included in Cash and cash equivalents on the Statement of Financial Condition. OFI is owned by Oppenheimer Acquisition Corporation, a controlled subsidiary of MassMutual. For the year ended December 31, 2009, the Company earned a total of $10 in dividends from this investment, which is included in Investment income on the Statement of Operations.

4. **Regulatory Requirements**

As a broker-dealer registered with the SEC, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. The Company has elected to operate under the alternative method of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250 or 2% of aggregate debits used in computing its reserve requirement. Accordingly, the minimum net capital required is $250. At December 31, 2009, the Company had net capital of $1,283, which was $1,033 in excess of its required net capital.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(1). To qualify for the exemption under Rule 15c3-3 (k)(1), the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company must also promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and not otherwise hold funds or securities for, or owe money or securities to, customers.

5. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $300. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

6. Litigation and Regulatory Inquiries

The Company may from time to time become involved in litigation arising in and out of the normal course of business. While the Company is not aware of actions or allegations that should reasonably give rise to any material adverse impact, the outcome of litigation cannot be foreseen with certainty. The Company is not aware of any pending governmental or regulatory investigations or inquiries.

7. Subsequent Events

The Company has evaluated subsequent events through February 19, 2010, the date the financial statements were available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require disclosure.

Computation of Net Capital Under Rule 15c3-1
December 31, 2009   **Additional**
(Dollars in thousands)   **Information**

Alternate Net Capital Requirement

Total members' equity	$ 1,408
Less non-allowable assets: Prepaid expenses, other assets, and cash on deposit with FINRA	43
Net capital before specific reduction in the market value of securities	1,365
Less securities haircuts pursuant to Rule 15c3-1	82
Net capital	1,283
Minimum net capital required to be maintained	250
Net capital in excess of minimum requirements	$ 1,033

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Distributors, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2009.



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC rule 15c3-3

To the Members of
MML Distributors, LLC:

In planning and performing our audit of the financial statements of MML Distributors, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

KPMG LLP

February 19, 2010



KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Report of Independent Registered Public Accounting Firm

To the Members of
MML Distributors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by MML Distributors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating MML Distributors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). MML Distributors, LLC's management is responsible for the MML Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the America Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries within the Company's general ledger system noting no differences;

2. Compared the total revenue reported in audited X-17A-5 (Part III), for the year ended December 31, 2009, excluding the revenues reported in the FOCUS report for the period from January 1, 2009 to March 31, 2009, with the total revenue reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no difference;

3. Compared any adjustments reported in Form SIPC-7T to the "December 2009 New SIPC Assessment Activity Report," the Company's supporting schedule, and the trial balance noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the "December 2009 New SIPC Assessment Activity Report" supporting the adjustments noting no differences; and

5. Inspected the SIPC 7-T noting that no overpayment carry forward was claimed on the current assessment form

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MML Distributors, LLC
1295 State Street
Springfield, MA   01111
SEC File # 8-48203
Fiscal Year End December 31, 2009

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William McCauley 413-744-1332

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,794

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (647)
      7/30/09
      Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   1,147

   E. Interest computed on late payment (see Instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,147

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1,147

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MML Distributors, LLC
(Name of Corporation, Partnership or other organization)

William H. McCauley Jr.
(Authorized Signature)

Dated the 22nd day of February , 20 10 .

AVP, Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12/31, 20 09
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 30,626,743

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

    Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   29,909,192

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

    (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

    Enter the greater of line (i) or (ii)

    Total deductions   29,909,192

2d. SIPC Net Operating Revenues $ 717,551

2e. General Assessment @ .0025 $ 1,794

(to page 1 but not less than $150 minimum)

2



MML Distributors, LLC
(SEC File Number 8-48203)

Financial Statements and Supplemental Schedule
As of and For the Year Ended December 31, 2009
With Independent Auditors' Report Thereon
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)